 Exhibit 99.3

Cardiol Therapeutics Files Preliminary Prospectus Supplement for Proposed Public Offering of Common Shares

Toronto, ON – October 8, 2024 – Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, is pleased to announce the Company has filed a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated July 12, 2024 (the “Base Prospectus”) in connection with a proposed public offering (the “Offering”) of Class A common shares (the “Common Shares”). The Supplement was also filed with the U.S. Securities Exchange and Commission (the “SEC”), as part of a registration statement on Form-10, as amended, which was declared effective by the SEC on July 16, 2024, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds from the Offering to support the clinical development of CardiolRx for the treatment of recurrent pericarditis, and for general and administrative expenses, working capital and other expenses.

Canaccord Genuity is acting as the sole bookrunner in connection with the Offering.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”) and any required approvals of the TSX and Nasdaq.

The Supplement and accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Canaccord Genuity LLC, 1 Post Office Square, Suite 3000, Boston, Massachusetts 02109, Attn: Syndicate Department, or by email at prospectus@cgf.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Offering, the anticipated size and terms of the Offering, and the anticipated use of proceeds from the Offering. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian securities regulators on April 1, 2024, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com